Exhibit 99.6

January 11, 2015

Dear Patient Advocate:

I am writing to inform you that NPS Pharma has entered into an agreement to be acquired by Shire. We believe this transaction will help accelerate NPS Pharma’s vision of creating a world where every person living with a rare disease has a therapy. Importantly, Shire shares our commitment to patients and passion for developing effective treatments.

We at NPS Pharma believe this transaction will also strengthen our efforts to raise awareness of rare diseases and increase public knowledge of these often overlooked disorders. It will also enable us to continue to develop and deliver meaningful treatments that will ultimately benefit people living with Short Bowel Syndrome, Hypoparathyroidism and Autosomal Dominant Hypocalcemia.

Importantly, we are committed to our relationship with you, and the patients you serve remain our top priority. This transaction will have no immediate impact on our relationship with you and your contacts at NPS Pharma remain the same. In short, we expect a seamless transition for you.

For more details on the transaction please visit npsp.com.

I will reach out later today to discuss this news and address any questions or concerns you may have. In the interim, please also feel free to contact me.

We look forward to continuing our relationship with you. Thank you for your ongoing support of NPS Pharma.

Sincerely,

/s/

NAME
POSITION AT NPS Pharma

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of NPS Pharmaceuticals has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Shire plc, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NPS Pharmaceuticals.  The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF NPS PHARMACEUTICALS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to NPS Pharmaceuticals stockholders when available, and may also be obtained by contacting NPS Pharmaceuticals’ Investor Relations Department at NPS Pharmaceuticals, 550 Hills Drive #310, Bedminster Township, NJ 07921, telephone number (908) 450-5300 or from NPS Pharmaceuticals’ website, www.npsp.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.